September 23, 2010

VIA FACSIMILE (703-813-6983) AND EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
Attn: Mr. Michael R. Clampitt
100 F Street, N.E.
Washington, D.C.  20549

Re:	Capital Bank Corporation
Registration Statement No. 333-168408
Request for Acceleration

Dear Mr. Clampitt:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Capital Bank Corporation (the “Registrant”) hereby requests that the Registrant’s Registration Statement on Form S-1 (File No. 333-168408), as amended (the “Registration Statement”), be declared effective at 2:00 P.M., Eastern Time, on Monday, September 27, 2010, or as soon thereafter as is practicable.  FIG Partners, LLC, the Registrant’s underwriter (“FIG”), is requesting acceleration of the effective date of the Registration Statement by separate letter, a copy of which is attached hereto.

The Corporate Financing Department of the Financial Industry Regulatory Authority, Inc. (“FINRA”) has advised FIG that it does not anticipate raising any objections with regard to the fairness and reasonableness of the underwriting terms and arrangements as proposed in the Registration Statement and the underwriting documents previously filed with the Corporate Financing Department.  A copy of the Notice of No Objections from FINRA was previously provided to you.  You may confirm this information by calling William Miller or Eugene Buchanan of FINRA at (240) 386-4623.

As requested, the Registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (919) 645-6311.  Thank you in advance for your assistance.

Sincerely,

/s/ David B. Therit
David B. Therit
Chief Accounting Officer

Enclosure
cc:           B. Grant Yarber
Margaret N. Rosenfeld, Esq.

September 23, 2010

Via EDGAR and Facsimile

Securities and Exchange Commission
Division of Corporate Finance
Attn:  Mr. Michael R. Clampitt
100 F Street, N.E.
Washington, D.C. 20549

Re:	Capital Bank Corporation
Registration Statement on Form S-1 (Registration Number 333-168408)
Request for Acceleration of Effectiveness

Mr. Clampitt:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby join Capital Bank Corporation in requesting that the effective date of the above-referenced registration statement, as amended, be accelerated so that it will become effective at 2:00 P.M. Eastern Time on September 27, 2010, or as soon thereafter as may be practicable.

The Corporate Financing Department of the Financial Industry Regulatory Authority, Inc. has advised us that it does not anticipate raising any objections with regard to the fairness and reasonableness of the underwriting terms and arrangements as proposed in the above-referenced registration statement and the underwriting documents previously filed with the Corporate Financing Department.  You may confirm this information by calling William Miller or Eugene Buchanan of the Financial Industry Regulatory Authority, Inc. at (240) 386-4623.

Very Truly Yours,

By:	/s/ Adam Desmond
Name: Adam Desmond
Title: Managing Principal